Filed Pursuant to Rule 433
Registration Statement No. 333-259205

CAPPED NOTES

Capped Notes Linked to a Global Equity Index Basket
Issuer	Royal Bank of Canada (“RBC”)
Principal Amount	$10.00 per unit
Term	Approximately four years
Market Measure
A global equity index basket comprised of the S&P 500® Index (Bloomberg symbol: “SPX”), the Russell 2000® Index (Bloomberg Symbol: “RTY”), the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average (Bloomberg symbol: “NKY”), the Swiss Market Index (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the FTSE® China 50 Index (Bloomberg symbol: “XIN0I”). Each Basket Component is a price return index.  The S&P 500® Index will be given an initial weight of 55.00%, the Russell 2000® Index will be given an initial weight of 15.00%, the EURO STOXX 50® Index will be given an initial weight of 12.00%, each of the FTSE® 100 Index and the Nikkei Stock Average will be given an initial weight of 6.00%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 2.25% and the FTSE® China 50 Index will be given an initial weight of 1.50%.

Payout Profile at Maturity	• 1.5-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk
Capped Value	[$15.00 to $15.40] per unit, a [50.00% to 54.00%] return over the principal amount, to be determined on the pricing date.
Threshold Value	100.00% of the Starting Value of the Market Measure
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1000275/000114036122001734/brhc10032857_fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of RBC. If RBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Basket Components.
•	Changes in the level of one Basket Component may be offset by changes in the level of the other Basket Components.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•
You will have no rights of a holder of the securities represented by the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•
RBC, MLPF&S, BofAS and their respective affiliates do not control any company included in the Basket Components, except to the extent that the common stock of Bank of America Corporation (the parent company of BofAS and MLPF&S) is included in the SPX, and have not verified any disclosure made by any other company.

•
Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar, which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket Components may be adversely affected by general exchange rate movements in the market.

•	There are risks associated with small-size capitalization companies.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
-3.00%	$9.70	-3.00%
0.00%(1)	$10.00	0.00%
2.00%	$10.30	3.00%
5.00%	$10.75	7.50%
10.00%	$11.50	15.00%
20.00%	$13.00	30.00%
30.00%	$14.50	45.00%
34.67%	$15.20(2)	52.00%
40.00%	$15.20	52.00%
50.00%	$15.20	52.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

RBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.